Exhibit 99.4 PRESS RELEASE For immediate distribution

BRP Announces Annual Meeting of Shareholders will be Held on May 28, 2026

Valcourt, Quebec, April 22, 2026 – BRP Inc. (TSX/NASDAQ: DOO) (“BRP” or the “Company”) announces that its annual meeting of shareholders (the “Meeting”) will be held on Thursday, May 28, 2026 at 11:00 a.m. EDT and will be conducted by live webcast.

The Company is holding the Meeting as a completely virtual meeting, which all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to attend. Registered shareholders and duly appointed proxy holders are strongly encouraged to vote their shares in advance of the Meeting as described in the Company’s Management Information Proxy Circular posted concurrently herewith on brp.com, on SEDAR+ and on EDGAR, or to vote virtually at the Meeting online. Voting results for each of the resolutions will be announced after the Meeting and reported on SEDAR+.

Shareholders who wish to participate online can go to https://meetings.lumiconnect.com/400-802-611-699 and click “I have a login” and then enter the 15-digit control number located on their form of proxy and the password “brp2026”. Anyone can join the Meeting as a guest by clicking on “I am a guest” and completing the online form. Guests will be able to listen to the Meeting but will not be able to vote or ask questions. Shareholders and guests may also attend the Meeting by conference call at the following numbers with the conference ID of their preferred language:

Local - Toronto: 1-416-855-9085

Toll-free: 1-800-990-2777

•	Original conference ID (without live translation): 68457
•	English conference ID: 66787
•	French conference ID: 30913

Following the Meeting, the webcast of the Meeting will be accessible on the Company’s website at brp.com until next year’s annual meeting of shareholders.

Registered shareholders and duly appointed proxy holders will also be entitled to submit questions to the Company in advance of the Meeting by email at brpaga@brp.com, and during the Meeting through the platform available at https://meetings.lumiconnect.com/400-802-611-699, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions sent in advance by e-mail must be provided by no later than 11:00 a.m. (EDT) on May 26, 2026, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

About BRP

BRP Inc. is a global leader in the world of powersports products and powertrains, built on over 80 years of ingenuity, innovation, and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Quintrex boats as well as Rotax engines for karts, recreational aircraft and jet boats, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its product lines with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Headquartered in Quebec, Canada, BRP had annual sales of CA$8.4 billion from over 110 countries and employed close to 17,000 driven, resourceful people as of January 31, 2026.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries: Emilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations philippe.deschenes@brp.com

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